

February 5, 2015

<u>Via E-mail</u>
Dr. Lu Zengxiang
Chief Executive Officer
China Digital TV Holding Co., Ltd.
Jingmeng High-Tech Building B, 4th Floor
No. 5 Shangdi East Road
Haidian District, Bejing 100085
People's Republic of China

Re: China Digital TV Holding Co., Ltd.
    Form 20-F for the Fiscal Year Ended December 31, 2013
    Filed April 22, 2014
    Form 6-K furnished November 10, 2014
    File No. 001-33692

Dear Dr. Lu Zengxiang:

We have reviewed your letter dated January 8, 2015 in connection with the above-referenced filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated December 10, 2014.

<u>Form 6-K furnished November 10, 2014</u>

<u>Exhibit 99-2, Proxy Statement</u>

1. We note your response to prior comment 1 that after the completion of the sale of Super TV, you will perform a fair value analysis and adjust the consideration and the gain accordingly. Please clarify how you will determine the fair value of the contingent consideration. Further, we note your disclosure on page 3 that the net profit targets are RMB 190.10, RMB 282.91, and RMB 340.69 for 2014, 2015 and 2016, respectively. We note that these targets assume 49% net profit growth in 2015, and 20% net profit growth in 2016. As such, it appears that the targets include significant increases over historical

results. Please clarify how you considered this in determining the probabilities of achieving these results, and how you considered this in determining the accounting policy for this transaction. That is, tell us how you considered the inherent uncertainties in assuming projected results that differ significantly from historical results and your ability to reasonably estimate the fair value of the consideration.

2. We note your response to prior comment 2. Please clarify the following factors, and tell us how you considered these factors in your decision to account for this investment using the equity method.

- The voting rights of the shares you will receive in the transaction, and whether these shares have any veto rights, or other protective and participating rights;

- The existence of any standstill agreements under which you have agreed not to increase your current holdings;

- Whether you will have any other investments, loans or advances in Tongda Venture;

- Whether there will be any material intra-entity transactions;

- Whether there will be technological dependency between you and Tongda Ventrues;

- The funding provided by you relative to the funding provided by other shareholders, and whether you can be called upon to provide additional funding;

- The specific rights that your 2 board members will have with respect to exercising significant influence over operating and financial policies. As part of your response, clarify whether there will be different classes of directors with different rights;

- The existence of outstanding options or warrants that is likely to reduce the Company's ownership interest in the future, if exercised. As part of your response, also clarify the impact of Cinda Investment exercising its warrant to subscribe to additional shares in the Company (described on page 24 of the proxy statement), and whether it will result in Cinda Investment having an increased ability to exercise significant influence over the Company, thereby decreasing the Company's ability to exercise significant influence over Tongda Venture.

You may contact Laura Veator, Staff Accountant, at (202) 551-3716 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3488 with any other questions.

Sincerely,

/s/ Stephen Krikorian

Stephen Krikorian
Accounting Branch Chief

cc: Via E-mail
        William Chua, Sullivan & Cromwell LLP